Exhibit 99.1

Concord Medical Reports First Quarter 2014 Financial Results and Reiterates Full Year 2014 Earnings Guidance

BEIJING, May 21, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading hospital management company and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2014[1].

First Quarter 2014 Highlights

•	Total net revenue, which consists of net revenues generated from the network business and hospital business, was RMB252.6 million ($40.6 million) in the first quarter of 2014, a 23.9% increase from RMB203.9 million in the first quarter of 2013.

•	Gross profit in the first quarter of 2014 was RMB85.7 million ($13.8 million), a 19.9% increase from RMB71.5 million in the first quarter of 2013.

•	Net income attributable to ordinary shareholders in the first quarter of 2014 was RMB26.7 million ($4.3 million), a 35.4% increase from RMB19.7 million in the first quarter of 2013.

•	Basic and diluted earnings per American Depositary Share (“ADS”)[2] in the first quarter of 2014 were RMB0.59 ($0.10) and RMB0.58 ($0.10), respectively, compared with RMB0.44 ($0.07) in the first quarter of 2013.

•	Adjusted EBITDA[3] (non-GAAP) in the first quarter of 2014 was RMB97.1 million ($15.6 million), a 16.1% increase from RMB83.6 million in the first quarter of 2013.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated, “We are pleased to deliver robust performance in the first quarter of 2014. Total net revenue increased by 24% as compared to the first quarter of 2013 to RMB253 million. Our network and hospital business segments have experienced steady revenue growth, due to increasing patient demand driven by wider social insurance coverage and from the contribution of our new centers opened since 2013. Importantly, we experienced very strong profit growth during the quarter as net profit increased by 35% as compared to the first quarter of 2013 to RMB27 million, attributable to our strong revenue growth as well as our ongoing efforts to control cost, especially management cost.”

“China is entering a high-incidence period of cancer, which is becoming a major healthcare challenge the country is facing. According to the World Health Organization’s World Cancer Report 2014, the total number of cancer incidence and death in China in 2012 was 3 million and 2.2 million, respectively. The report also predicts that new cancer incidence in China will rise significantly from current levels in the future.”

Notes:

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, loss from disposal of property, plant and equipment and other income or expense.

Dr. Yang continued, “Recently, the Chinese government has issued a series of new policies encouraging private investment in the healthcare services sector. The new policy initiatives have provided Concord Medical with the guidelines necessary to establish our planned specialty hospitals. With our planned cancer hospitals in Shanghai and Guangzhou, along with our growing radiotherapy centers around the country and our established Chang’an Hospital, Concord Medical is rapidly becoming a nationwide hospital management company with a strong focus on cancer treatment, diagnosis and prevention.”

“With the strong financial results from the first quarter, we reiterate our 2014 full year financial guidance of earnings in the range of $0.45 to $0.50 per ADS, or $20.3 million to $22.5 million in net income attributable to ordinary shareholders. Construction will start with one specialty cancer hospital during 2014,” concluded Dr. Yang.

Recent Developments

IFC Loan - During the first quarter, the Company drew down $20 million convertible loan from the IFC. The funds will be used for the Guangzhou Concord Cancer Hospital project. The Company plans to draw down the remaining $30 million loan facility in the near future.

Shanghai Concord Cancer Hospital - On April 4, 2014, the Company announced it will establish Shanghai Concord Cancer Hospital (“Shanghai Concord”) - a premium cancer hospital - in Shanghai New Hongqiao International Medical Center. Shanghai Concord plans to open 400 beds and adopts the domestic and internationally advanced therapeutic methods, medical process and management system. It plans to install the most advanced cancer diagnosis and treatment equipment and multidiscipline system. When completed, the hospital will become a leading cancer hospital in China and Asia.

MD Anderson Consulting Agreement - The Company has signed a consulting agreement to engage The University of Texas MD Anderson Cancer Center (“MD Anderson”) as a consultant for its cancer hospital projects under planning in Shanghai and Beijing. According to the agreement, MD Anderson will provide consulting services to Concord Medical with respect to the enhancement of its cancer care program for the Company’s two projects, Shanghai Concord Cancer Hospital and Beijing Concord Cancer Hospital. This agreement is an arm’s-length contract with regular commercial terms.

First Quarter 2014 Results by Segment

Network business

The Company added two radiotherapy centers and two diagnosis centers in the first quarter of 2014, bringing the total number of centers in operation to 140 in 55 cities around China as of March 31, 2014. As of the same date, the Company entered into agreements to establish four additional centers.

Net revenues from the network business were RMB142.6 million ($22.9 million) for the first quarter of 2014, representing an increase of 27.7% from RMB111.7 million for the first quarter of 2013, primarily due to an increase in the number of patients in the Company’s existing centers, especially diagnostic centers, as well as contribution from the new centers opened during 2013.

Gross profit margin of the network business was 53.3% for the first quarter of 2014, as compared with 55.4% for the first quarter of 2013. The lower gross profit margin was primarily due to increased compensation, consumables and other operating costs at our centers.

Capital expenditure of the network business was RMB7.1 million ($1.1 million) for the first quarter of 2014, compared with RMB33.8 million in the first quarter of 2013.

Selling expenses in the network business were RMB21.7 million ($3.5 million) for the first quarter of 2014, representing an increase of 32.2% from the first quarter of 2013. The increase was contributed by selling expenses relating to our telemedicine and web business of RMB2.6 million ($0.4 million). The Company also incurred higher marketing and promotion expenses relating to newly opened centers.

General and administrative expenses in the network business were RMB21.1 million ($3.4 million), compared with RMB20.9 million for the first quarter of 2013.

Accounts receivable from the network business was RMB270.4 million ($43.5 million) as of March 31, 2014, compared to RMB272.3 million as of December 31, 2013. The average period of sales outstanding for accounts receivable, or Days Sales Outstanding (DSO), was 171 days for the first quarter of 2014, compared to 130 days for the fourth quarter of 2013.

As of March 31, 2014, the Company, not including Chang’an Hospital, had bank credit lines of RMB2,333.7 million ($375.4 million), of which RMB853.1 million ($137.2 million) were utilized.

During the first quarter of 2014, the Company handled 7,056 patient treatment cases and 83,624 patient diagnostic cases in the network, representing a 6.1% decrease and 17.6% increase from the first quarter of 2013, respectively.

Hospital business

Net revenues from the hospital business were RMB110.0 million ($17.7 million) for the first quarter of 2014, an increase of 19.2% from the first quarter of 2013. Net revenues from the hospital business for the first quarter of 2014 were comprised of:

•	outpatient revenues of RMB25.1 million ($4.0 million), representing 23% of the net revenues from the hospital business;

•	inpatient revenues of RMB36.5 million ($5.9 million), representing 33% of the net revenues from the hospital business; and

•	medicine revenues of RMB48.4 million ($7.8 million), representing 44% of the net revenues from the hospital business.

Cost of service for the hospital business for the first quarter of 2014 was RMB100.3 million ($16.1 million), of which the medicine cost was RMB41.7 million ($6.7 million) and the medical service cost was RMB58.6 million ($9.4 million).

Gross profit margin of the hospital business was 8.8% for the first quarter of 2014, as compared with 10.5% from the first quarter of 2013. The lower gross profit margin was primarily due to higher compensation costs to the medical team in 2014.

Capital expenditure of the hospital business was RMB7.8 million ($1.3 million) for the first quarter of 2014, compared with RMB9.8 million for the first quarter of 2013.

General and administrative expenses in the hospital business were RMB4.4 million ($0.7 million) for the first quarter of 2014, compared with RMB4.5 million for the first quarter of 2013.

As of March 31, 2014, Chang’an Hospital had accounts receivable of RMB41.7 million ($6.7 million), compared to RMB41.6 million as of December 31, 2013. The number of days sales outstanding was 34 days, compared to 32 days for the fourth quarter of 2013. The accounts receivable was mainly from medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis.

Chang’an Hospital received 151,980 outpatients and 7,679 inpatients for the first quarter of 2014. The average bed utilization for the quarter was 81.5%. The average number of days of hospital stay was 8.8 days per patient for the quarter. Chang’an Hospital operated 1,015 beds as of March 31, 2014.

Chang’an Hospital is a leading private-owned for-profit general hospital, located in Xi’an, Shanxi Province. Established in 2002, Chang’an Hospital had 57 departments with over 1,383 medical and non-medical staff as of March 31, 2014.

2014 Outlook

For the fiscal year of 2014, the Company expects earnings in the range of $0.45 to $0.50 per ADS, or $20.3 million to $22.5 million in Net Income Attributable to Ordinary Shareholders. Construction will start with one specialty cancer hospital during 2014.

These estimates are based on current market and operating conditions, are subject to change, and may be impacted positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on May 22, 2014 (8:00 p.m. Beijing/Hong Kong time on May 22, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1-866-519-4004
U.K. Toll Free:	08082346646
International:	65 67239381
China Toll Free:	400-620-8038 / 800-819-0121
Hong Kong Toll Free:	800-930-346
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	45145100

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of March 31, 2014, the Company operated a network of 140 centers with 80 hospital partners that spanned 55 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com/.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange losses and other expense income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2013	March 31, 2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	283,033	221,448	35,623
Restricted cash, current portion	422,140	417,554	67,170
Accounts receivable	313,909	312,076	50,202
Inventories	19,717	15,968	2,569
Prepayments and other current assets	111,480	113,367	18,237
Net investments in direct financing leases, current portion	128,814	133,431	21,464
Deferred tax assets, current portion	10,652	12,747	2,051
Amount due from related parties	10,265	11,901	1,914

Total current assets	1,300,010	1,238,492	199,230

Non-current assets
Property, plant and equipment, net	1,492,573	1,460,465	234,936
Goodwill	292,885	292,885	47,115
Intangible assets, net	116,843	108,700	17,486
Deposits for non-current assets	76,669	78,282	12,593
Net investments in direct financing leases, non-current portion	199,467	179,365	28,854
Deferred tax assets, non-current portion	17,721	16,591	2,669
Equity method investments	217,413	230,215	37,033
Other non-current assets	86,847	86,708	13,948
Prepaid land lease payments	140,201	138,991	22,359
Indemnification assets	59,518	59,518	9,574
Loan to a non-controlling shareholder of a subsidiary	93,410	72,609	11,680

Total non-current assets	2,793,547	2,724,329	438,247

Total assets	4,093,557	3,962,821	637,477

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	487,964	480,958	77,369
Long-term bank borrowings, current portion	273,310	259,515	41,747
Accounts payable	149,209	168,171	27,053
Accrual for purchase of property, plant and equipment	49,741	43,126	6,937
Accrued expenses and other liabilities	146,489	179,263	28,837
Income tax payable	48,201	47,943	7,712
Deferred revenue, current portion	15,668	14,774	2,377
Amount due to related parties, current portion	3,217	1,773	285
Deferred tax liabilities, current portion	860	860	138

Total current liabilities	1,174,659	1,196,383	192,455

Non-current liabilities
Long-term bank borrowings, non-current portion	324,974	365,203	58,748
Accrued unrecognized tax benefits & surcharge, non-current portion	67,719	67,719	10,894
Other long term liabilities	32,769	33,963	5,463
Amount due to related parties, non-current	26,828	7,528	1,211
Deferred tax liabilities, non-current portion	32,891	33,444	5,380

Total non-current liabilities	485,181	507,857	81,696

Total liabilities	1,659,840	1,704,240	274,151

Commitments and contingencies
EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,520,338	2,322,753	373,649
Accumulated other comprehensive loss	(15,283)	(19,896)	(3,201)
Accumulated deficit	(383,162)	(356,097)	(57,283)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,121,993	1,946,860	313,181
Noncontrolling interests	311,724	311,721	50,145

Total equity	2,433,717	2,258,581	363,326

Total liabilities and equity	4,093,557	3,962,821	637,477

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	111,655	142,617	22,942
Hospital-Medicine income	39,760	48,412	7,788
Hospital-Medical service income	52,499	61,606	9,910

Total net revenues	203,914	252,635	40,640
Cost of revenues
Network	(49,844)	(66,644)	(10,721)
Hospital-Medicine cost	(33,893)	(41,703)	(6,709)
Hospital-Medical service cost	(48,704)	(58,612)	(9,429)

Total cost of revenues	(132,441)	(166,959)	(26,859)
Gross profit	71,473	85,676	13,781
Operating expenses
Selling expenses	(16,457)	(21,749)	(3,499)
General and administrative expenses	(25,403)	(25,479)	(4,099)

Operating income	29,613	38,448	6,183
Interest expenses	(9,276)	(13,510)	(2,173)
Foreign exchange gain, net	2	1,249	201
(Loss) gain on disposal of property, plant and equipment	(110)	2,572	414
Interest income	5,443	6,029	970
Share of net profit of equity investees	4,238	3,829	616
Other (loss) income, net	(58)	1,367	220

Income before income taxes	29,852	39,984	6,431
Income tax expenses	(10,812)	(12,922)	(2,079)
Net income	19,040	27,062	4,352

Net income attributable to noncontrolling interests	(643)	405	65
Net income attributable to ordinary shareholders	19,683	26,657	4,287

Earnings per ADS
Basic	0.44	0.59	0.10
Diluted	0.44	0.58	0.10
Weighted average number of ADS outstanding:
Basic	45,098,232	44,945,433	44,945,433
Diluted	45,098,232	46,523,047	46,523,047
Other comprehensive income (loss), net of tax
Foreign currency translation	125	(4,613)	(742)
Total other comprehensive income (loss), net of tax	125	(4,613)	(742)

Comprehensive income	19,165	22,449	3,610

Comprehensive (loss) income attributable to noncontrolling interests	(643)	405	65

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	19,808	22,044	3,545

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended March 31, 2013			For the three months ended March 31, 2014
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	29,613	2,244	31,857	38,448	1,845	40,293
Net income	19,040	2,244	21,284	27,062	1,845	28,907
Basic earnings per ADS	0.44	0.05	0.49	0.59	0.05	0.64
Diluted earnings per ADS	0.44	0.05	0.49	0.58	0.04	0.62

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	March 31, 2013	March 31, 2014
Net income	19,040	27,062
Interest expenses, net	3,833	7,481
Income tax expenses	10,812	12,922
Depreciation and amortization	47,473	52,936
Share-based compensation	2,244	1,845
Other adjustments	166	(5,188)

Adjusted EBITDA	83,568	97,058

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment and other income or expense.